Exhibit 14.1
                               GSE SYSTEMS, INC.
                 CODE OF ETHICS FOR PRINCIPAL EXECUTIVE OFFICER
                          AND SENIOR FINANCIAL OFFICERS

     It is the policy of GSE Systems, Inc. (hereinafter the "Company") that the Principal Executive Officer, Principal Financial Officer (i.e., Chief Financial Officer), Principal Accounting Officer or Controller, or persons performing similar functions, adhere to and advocate the following principles governing their professional and ethical conduct in the fulfillment of their responsibilities:

     1. Act with honesty and integrity, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships (e.g., avoid receiving improper personal benefits as a result of his or her position with the Company).

     2. Provide full, fair, accurate, timely, and understandable disclosure in SEC reports and documents and in other public communications.

     3. Comply with laws of federal, state, and local governments applicable to the Company, and the rules and regulations of private and public regulatory agencies having jurisdiction over the Company.

     4. Promptly report any violations of the Company's Code of Ethics to the appropriate person(s) identified herein.

     5. Act in a manner that shows accountability for adherence to the Company's Code of Ethics.

     6. Act in good faith, responsibly, with due care, and diligence, without misrepresenting or omitting material facts or allowing independent judgment to be compromised.

     7. Respect the confidentiality of information acquired in the course of the performance of his or her responsibilities except when authorized or otherwise legally obligated to disclose. Do not use confidential information acquired in the course of the performance of his or her responsibilities for personal advantage.

     8. Proactively promote ethical behavior among subordinates and peers.

     9.  Use  corporate  assets  and  resources   employed  or  entrusted  in  a
responsible manner.

     10.  Do  not  use  corporate  information,   corporate  assets,   corporate
opportunities or one's position with the Company for personal gain. Do not compete directly or indirectly with the Company.

     11.  Comply  in  all  respects  with  other  applicable   Company  policies
including, but not limited to, the Company's Insider Trading Policy and Non-Harassment Policy.

Reporting Violations

     If you have any concerns about a possible violation of the Company's Code of Ethics, it is your responsibility to promptly report any such violations to either the Company's Chairman of the Board or Audit Committee. Requests for confidentiality will be honored to the greatest extent possible, consistent with the Company's legal obligations. If an investigation confirms the allegation, prompt corrective action will be taken. The Company will not tolerate retaliation against persons making a report in good faith under this Policy.

Amendments/Waivers to Code of Ethics

     Any amendment to, or waiver of, the Code of Ethics must be approved by the board of directors or a board committee responsible for corporate governance matters. The Company is required to promptly disclose amendments to, and waivers of, the Code of Ethics for its principal executive officer and senior financial officers. These disclosures must be made within five business days after such amendment or waiver on Form 8-K filed with the SEC.